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Shearman & Sterling llp
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WASHINGTON, D.C.

August 19, 2005
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop: 0409
Attention: Ms. Elaine Wolff / Mr. Geoffrey Ossias
WebMD Health Corp.
Registration Statement on Form S-1 (File No. 333-124832)
     We refer to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to WebMD Health Corp., formerly known as WebMD Health Holdings, Inc. (the “Company”), dated August 3, 2005, with respect to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-124832 (the “Registration Statement”), filed by the Company with the Commission on July 15, 2005.
     On behalf of the Company, we are writing to respond to the Staff’s comments and to indicate the changes that have been made in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement filed today with the Commission in response to the comments. The prospectus forming a part of any Registration Statement that we file with the Commission is referred to in this letter as the “Prospectus.” The numbered paragraphs and headings below correspond to the order of the Staff’s comments, which are repeated below in bold for your reference.
     To assist the Staff in reviewing Amendment No. 2, under separate cover, we have sent to your attention five clean copies and five marked copies of Amendment No. 2, together with the supporting materials requested by the Staff. All page number references in the responses below correspond to the page numbers contained in the marked copies of Amendment No. 2. The Company has separately applied for confidential treatment of certain portions of the agreement between WebMD Corporation and Fidelity Human Resources Services Company, LLC pursuant to Rule 406 of the Securities Act of 1933, as amended, and has requested confidential treatment under the Freedom of Information Act with respect to certain materials supplementally provided to the Staff.
     In connection with responding to the Staff’s comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Registration Statement; the Staff’s comments and the changes to the disclosure
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

in its filings in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to its filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form S-1
General
     1. We note your response to prior comment 17, that the Class A common shares underlying the Class B shares to be issued to your parent should not be integrated with the public offering of Class A common shares. However, the anticipated recapitalization and conversion of existing share capital to Class B common appears to be linked to the contribution of assets by your parent to the company and both transactions are clearly being undertaken in anticipation of this offering.
     With regard to the five-factor test, the shares underlying Class B are in the same class of shares being registered here and the two offerings appear to be part of a single plan of financing (since the public sale of Class A shares could not take place without a contribution of assets by your parent). Please provide us with additional analysis as to why the offerings should not be integrated.
     The Company notes the Staff’s comments and respectfully submits that (i) the conversion of the shares of common stock of the Company currently held by our parent into Class B Common Stock and (ii) the initial public offering by the Company of the Class A Common Stock should not be integrated.
     Introduction
     The Company believes that the actions taken by our parent to prepare for the initial public offering of the Company’s Class A Common Stock are not financing transactions. While those actions are in preparation for the initial public offering of the Class A Common Stock and are required in order to structure the Company in preparation for the initial public offering, those structuring transactions have no economic substance on their own.
     When our parent makes the contemplated transfer of assets to the Company, the only change is that some of our parent’s 100%-owned direct subsidiaries will become 100%-owned indirect subsidiaries owned through a holding company, a change that does not have economic significance and is not a financing transaction and is not a sale of securities for value. The fact that these structuring transactions are in preparation for the initial public offering does not change the nature of the transaction, which is entirely between our parent and its 100%-owned subsidiaries. This type of structuring transaction by a sole owner to create a new holding company for its assets prior to an initial public offering is not unusual. Similarly, when our parent (as sole stockholder) causes the Company to reclassify its capital stock into Class A and Class B common stock, our parent will still own 100% of the capital stock of the Company and we believe that this type of pre-offering structuring by a single owner is not a financing transaction nor an offering of securities.
     Analysis
     (1) The anticipated recapitalization and conversion of existing share capital to Class B common stock is not linked to the contribution of assets by our parent to the Company.
     The Company respectfully submits that (a) the transfer of assets by our parent to the Company, by way of a capital contribution, and (b) the conversion of the currently outstanding shares of the Company’s common stock into Class B common stock are not linked.
     WebMD Health is presently one of four business segments of our parent, which is 100%-owned by our parent, and its results of operations are consolidated within the financial statements of our parent. The Company was created to be a holding company for our parent’s WebMD Health segment; all of the issued and outstanding shares of this holding company are currently held by our parent. Our parent will transfer to the Company the assets and liabilities that comprise its WebMD Health segment, by way of a capital contribution, prior to the completion of the initial public offering. It is anticipated that such transfer will be completed by the end of August 2005.
     Such transfer of assets will be completed regardless of whether the existing shares of the Company (all of which are owned by our parent) are converted into Class B common stock and such transfer of assets is not conditioned upon the completion of the initial public offering of the Class A common stock. Our parent was the sole owner of the WebMD Health segment in its entirety prior to such transfer of assets and will be the sole owner of the WebMD Health segment after such transfer of assets, with the only difference in corporate structure being the existence of a holding company. Our parent expects that it would maintain WebMD Health Corp. as the holding company for its WebMD Health segment even if the offering contemplated by the Registration Statement does not occur.
     By way of further background, the Company respectfully advises the Staff that the creation of two classes of the Company’s common stock is being undertaken in connection with the creation of the corporate structure of the Company, primarily to preserve the Company’s ability to pursue a tax-free distribution of the Company’s equity securities in the future pursuant to a split-off or a spin-off under Section 355 of the U.S. Internal Revenue Code of 1986, as amended. As disclosed in “Risks Related to Our Relationship With Our Parent—We may be prevented from issuing stock to raise capital, to effectuate acquisitions or to provide equity incentives to members of our management and Board of Directors” in the Prospectus, although our parent does not presently intend or plan to undertake a split-off or spin-off of the Company’s capital stock to our parent’s stockholders, in order to preserve its ability to effect such tax-free transaction in the future pursuant to the U.S. Internal Revenue Code of 1986, among other things, beneficial ownership of at least 80% of the total voting power of the Company’s capital stock is required. The Company respectfully advises the Staff that the same result (i.e., the retention of 80% of the total voting power of our capital stock by our parent)—technically— could be achieved without creating two classes of common stock. Accordingly, while the creation of the Class B common stock is being undertaken in connection with the initial public offering, the transfer of the assets comprising our parent’s WebMD Health segment to the Company will be completed regardless of whether the existing shares of the Company are converted into Class B common stock and regardless of whether the initial public offering is completed.
     (2) The creation of the Class B Common Stock should not constitute an “offering” of securities and thus should not be integrated with the initial public offering.
     The Class B Common stock will be created in the recapitalization upon conversion of the Company’s currently authorized and outstanding shares of common stock pursuant to an Amendment and Restatement of its Certificate of Incorporation approved by our parent as the sole stockholder of the Company. Because our parent will not provide any consideration to the Company in connection with this conversion and will own 100% of the capital stock of the Company both before and after the conversion, the creation of the terms of the Company’s Class B Common Stock should not constitute a “sale” or “offer to sell” the Company’s Class B Common Stock for value under the Securities Act of 1933. Accordingly, since the creation of the Company’s Class B Common Stock should not constitute an offering of securities, it should not be integrated with the initial public offering by the Company of its Class A Common Stock.
     (3) Five-factor test
     The Company believes that even if one were to ignore (a) the fact that the creation of the Class B common stock is not linked to the transfer of assets by our parent to the Company, as described in paragraph (1) above, and (b) the fact that the creation of the Class B Common Stock should not constitute a “sale” or an “offer to sell” securities as described in paragraph (2) above, the creation of the Class B Common Stock and the offering of the Class A Common Stock do not satisfy the five-factor test commonly considered in determining whether offers and sales should be integrated for purposes of the exemptions set forth in Regulation D promulgated under the Securities Act of 1933. An analysis of these five factors is set forth below:
     (i) Are the sales a part of a single plan of financing?
     No. The Class B common stock will be issued upon conversion of all of the Company’s currently authorized and outstanding shares of common stock in the recapitalization pursuant to an Amendment and Restatement of the Company’s Certificate of Incorporation while the Class A Common Stock will be offered to the public. As noted, our parent is and will be the sole owner of the common stock of the Company both before and after the recapitalization. In addition, our parent will not provide any consideration to the Company in connection with the reclassification of their existing shares of common stock into shares of Class B Common Stock while the purchasers of the Class A Common in the initial public offering will pay cash for their shares.

     Further, as described in paragraph (1) above, the transfer by our parent of the assets and liabilities comprising its WebMD Health business segment to the Company, as a holding company, will be completed regardless of whether the existing common stock (all of which is held by our parent) is converted into Class B common stock and regardless of whether the initial public offering is completed.
     The two transactions therefore do not constitute a single plan of financing.
     (ii) Do the sales involve issuance of the same class of securities?
     No. As noted above, the transactions involve the issuance of two classes of the Company’s shares common stock. The Company notes the Staff’s comment, however, that the shares underlying the Class B common stock is Class A common stock being offered to the public.
     (iii) Have the sales been made at or about the same time?
     As noted in paragraph (1) above, it is anticipated that our parent will transfer to the Company the assets and liabilities that comprise its WebMD Health segment, by way of a capital contribution, by the end of August 2005, and such transfer is not dependant on the timing of effectiveness of the Registration Statement. The recapitalization to create the two classes of stock will occur shortly before the effectiveness of the Registration Statement. The sale of the Company’s Class A common stock in the initial public offering will be made after effectiveness of the Registration Statement.
     (iv) Is the same type of consideration being received?
     No. As noted above in paragraph (2) above, our parent is not receiving any consideration in connection with the conversion of shares of the Company’s common stock currently held by our parent into Class B Common Stock. All of the outstanding shares of the Company are held and will be held by our parent before and after such conversion. On the other hand, in the initial public offering of the Class A Common Stock, the Company will be receiving cash consideration.
     (v) Are the sales made for the same general purpose?
     No. As noted above, the recapitalization does not involve any consideration being paid to our parent and it is being undertaken in connection with structuring the Company, as well as to provide our parent with greater flexibility with respect to retaining at least 80% of the total voting power of the Company’s capital stock. The function of the initial public offering of the Class A Common Stock of the Company is to raise capital for the Company for the purposes described in the “Use of Proceeds” section of the Prospectus.

     2. We note your response to prior comment 8, that Manhattan Research does not have to file a written consent for the use of its reports pursuant to Section 7 of the Securities Act. However, Section 7 requires consent from any person named as having prepared a non-public report used in connection with the registration statement, even if that person did not prepare the report specifically for use in the registration statement. Please provide the required consent or tell us why compliance would be impracticable.
     The Company notes the Staff’s comments and has filed the consent of Manhattan Research, LLC in respect of statements attributable to it and to its reports referred to in Amendment No. 2. See Exhibit 23.3 to Amendment No. 2.
     3. We note your response to prior comments 8, 12 and 16 and have the following additional comments:
•	Please omit repeated references to your brand or website “environment” as “trusted” and to information on your website as “high quality” or “innovative.” In general, we find the disclosure in your summary to be overly reliant on marketing language and the additional material provided to us does not directly support your assertions. Please revise your summary disclosure to focus on the material facts of the offering. Refer to the instruction to Item 503(a) of Reg. S-K.

The Company notes the Staff’s comment and has revised the Prospectus to remove the references noted and, more generally, to reduce the use of marketing language and adjust the focus of the disclosure.

•	In your business section, please explain differences between the comScore Media Metrix report and the information on page 26 of Manhattan Research’s Health Forum 2004 report, both appearing in Tab B-7. Explain why the Manhattan Research report breaks out traffic information for Yahoo! Health but not for other providers, which appear to represent significant alternative consumer health destinations. Also, explain why AOL Health is broken out separately in the comScore report yet, from page 1 of your prospectus, appears to be a part of your WebMD Health Network.

The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the Prospectus to delete all references to the comScore Media Metrix report. In response to the Staff’s comment, the Company supplementally advises the Staff that the comScore Media Metrix report and the information on page 26 of Manhattan Research’s Health Forum 2004 previously provided to the Staff are different because of differences in methodologies used in the preparation of those reports by comScore Media Metrix and Manhattan Research. Manhattan Research’s Health Forum 2004 report is based on a survey of 500 consumers who were asked specific questions relating to their Internet usage and their satisfaction with such usage, whereas the comScore Media Metrix report was based on Media Metrix’s methodology for calculating site usage.

The Company supplementally advises the Staff that the Manhattan Research report broke out traffic information for Yahoo! Health but not for other providers because that report was intended to compare utilization and satisfaction rates across various media health information resources (e.g., newspapers, television and the Internet). Accordingly, the report did not identify all potential online providers.

As noted above, the Company respectfully advises the Staff that it has revised the Prospectus to delete all references to the comScore Media Metrix report. However, in response to the Staff’s comment, the Company supplementally advises the Staff that the comScore Media Metrix report sets forth user numbers for The WebMD Health Network and, separately, the report also breaks out selected components of The WebMD Health Network, including WebMD’s consumer portal and AOL Health.

•	On page 2, in the first reference to Manhattan Research, please identify the studies you are referring to, make it clear that you are a client of the firm and that you pay for access to the studies and indicate which studies you initiated and how you used them.

The Company notes the Staff’s comment and has revised the first paragraph on page 2 of the summary section of the Prospectus to indicate that some of the Manhattan Research reports were initiated and paid for by the Company. The Company respectfully advises the Staff that the specific Manhattan Research studies that were initiated and paid for by the Company were identified on pages 32 and 33 of Amendment No. 1 to the Registration Statement. In response to the Staff’s comment, the Company has moved that disclosure to, and has further clarified on, page 9 in the summary section of the Prospectus, that two of the Manhattan Research reports were initiated and paid for by the Company for use in connection with the Company’s presentations to potential customers.

•	We note from pages 2, 3 and 4 your assertion that the WebMD Health Network provides advertisers with an “efficient and effective” means of advertising. We further note from page 3 your assertion regarding your “track record” of providing advertisers with a “more efficient use” of advertising dollars. Please omit or provide direct and tangible support for these statements.

The Company notes the Staff’s comment and has revised the Prospectus to remove its assertion that it provides advertisers with an “efficient and effective” means of advertising and a “more efficient use” of their advertising dollars.

•	On page 2, please omit the assertion that Medscape from WebMD is the information source most recommended by physicians to their peers. Supplemental information contained in Tab B-6 does not appear to provide direct support for this assertion.

The Company notes the Staff’s comment and has revised the summary section of the Prospectus to omit the assertion that Medscape from WebMD is the information source most frequently recommended by physicians to their peers.

•	We were unable to locate support in Tab B-10 for your claim on page 2 regarding the money spent by “consumer products companies” on advertising in 2004. Please direct us to this support or revise accordingly. Also, the information in Tab B-14 suggests spending in excess of $18 billion, as opposed to $10 billion. Please explain the discrepancy.

The Company notes the Staff’s comment and has revised the Prospectus to delete all specific dollar amounts referred to in the Prospectus that relate to advertising or promotion by consumer products companies.

•	On page 2, please eliminate the assertion that you have been a “leader” in enabling the transition to the Internet in the healthcare industry. Supplemental information provided in Tab B-9 does not appear to provide direct support for this assertion.

The Company notes the Staff’s comment and has revised the Prospectus to eliminate the assertion that it has been a “leader” in enabling the transition to the Internet in the healthcare industry.

•	On page 2, where you assert that the WebMD Health Network is “the leading” online health destination, please explain briefly what measure you are using.

The Company notes the Staff’s comment and has revised the Prospectus to clarify the assertion that The WebMD Health Network is the “leading online health destination” based on the total number of unique users. See the first paragraph on page 2 of the Prospectus and the second bullet point under “Summary—Our Strengths” on page 3 of the Prospectus. See also “Business—Overview” on page 59 of the Prospectus and the second bullet point under “Business—Our Strengths” on page 62 of the Prospectus.

•	On pages 3 and 4, please omit the references to “good” working relationships with a “significant” number of advertisers or provide direct and tangible support, including balancing disclosure of the number of relationships you do not consider to be “good” and why.

The Company notes the Staff’s comment and has eliminated from the Prospectus all references to “good” working relationships with a “significant” number of advertisers.

•	On page 3, please omit the assertions regarding the increasing use of online services to provide healthcare information. Supplemental information contained in Tab B-11 does not appear to provide direct support for this assertion. Moreover, the information in Tab B-15 does not appear to address the use of online decision aids, per se.

The Company notes the Staff’s comment and is supplementally providing the Staff with additional sources of information to support its assertion on pages 2 and 3 of the Prospectus regarding the increasing use of online services to provide healthcare information.
Summary, page 1
     4. Please remove the cross reference from the italicized portion of your summary. Information necessary to understand industry terms used in the summary, including “unique user,” “page view” and “aggregate page views,” should be included in the body of the summary or the terms should be omitted. Refer to Rule 421 of Reg. C.
     The Company notes the Staff’s comment and has removed the cross-reference in the italicized portion of the summary section of the Prospectus relating to the industry terms used in the summary, including the terms, “unique user,” “page view” and “aggregate page views.” Information necessary to understand these industry terms has been relocated to page 10 of the Prospectus, under the caption “Summary—Our Use of Certain Measures of Usage of The WebMD Health Network.”
Our Strengths, page 3
     5. Much of the information in this section (including numerous references to cost-efficiency and trust) merely repeats information contained in the first three pages of your summary. Please eliminate these redundancies. Also, the first and second bullet points contain too much detail for the summary. Please restrict discussion of the Consumer Health WebWatch and comScore Media Metrix reports to your business section.
     The Company notes the Staff’s comment and has revised the summary section of the Prospectus to eliminate redundancies. The Company has eliminated the discussion in the Summary section that relates to Consumer Health WebWatch and comScore Media Metrix reports. The Company also refers the Staff to related changes made in response to Comment 3.
Our Strategy, page 4
     6. On page 5, please explain what you mean by “successfully integrating” companies you acquired. Disclose the criteria you use to gauge the success of an integration and whether you have ever failed to satisfy them.
     The Company notes the Staff’s comment and has revised the Prospectus to remove all references to “successfully integrating” the companies that it has acquired. However, the Company supplementally advises the Staff that it believes that its acquisition program has been successful and that its acquired businesses have made important contributions to the Company, generally in excess of what was expected at the time the acquisition was completed.
Risks and Challenges That We Face, page 5
     7. Please explain why you might not be able to retain users of your websites. In the second bullet point, please explain the kinds of regulatory changes that would not be good for your business. In the third bullet point, please be more specific about your competitors. Are you referring to other portals, to healthcare providers or some other kind of business? Also, please discuss risk associated with your reliance on competitors, including AOL, and the risk of the increased cost of driving users to your public portals. These risks should also be covered in more detail in your risk factors section, to the extent you have not already done so.
     The Company notes the Staff’s comment and has revised the Prospectus to provide the disclosure requested by the Staff. See “Summary—Risks and Challenges That We Face” on pages 4 and 5 of the Prospectus.
     As to the Staff’s comment on a discussion of the risk of the increased cost of driving users to the Company’s public portals, the Company respectfully submits that the more relevant risk with respect to its public portals is that which relates to the rate of return of its public portal users. Accordingly, the Company has revised the Prospectus to include this discussion in the “Summary—Risks and Challenges That We Face” section of the Prospectus. See the third bullet point on page 5 of the Prospectus.

     8. Please revise to eliminate the cross reference at the bottom of the page. Instead, please include a thorough discussion of risks (both here and, to the extent you have not already done so, in your risk factors section) related to conflicts of interest involving your parent. We note your response to prior comments 9 and 17, that no conflicts of interest are associated with these pre-offering transactions between you and your parent. However, all of these transactions clearly contemplate the public offering and the mere timing of a transaction to close before the offering does not insulate it from potential conflicts. Accordingly:
     The Company notes the Staff’s comment and has revised the Prospectus to eliminate the cross reference on page 5 referring to a description of risks and potential conflicts of interest that may arise out of our relationship with our parent.
•	Please discuss conflicts of interest relating to the fact that you did not obtain independent appraisals of the assets contributed by your parent, which may be worth less than historical cost. Please note, lack of an appraisal raises a risk factor regardless of whether the transfer of assets by your parent and issuance of Class B common stock to your parent are considered to be a sale for accounting or legal purposes. The risk involves the transparency of an asset’s value, not the nature of the transfer.

The Company notes the Staff’s comment and has revised the Prospectus to include a discussion of this risk on page 5 of the Summary section of the Prospectus and to include a risk factor discussing the lack of independent appraisal of the assets contributed by the Company’s parent in connection with the organization of the Company. See “Risks Related to Our Relationship With Our Parent—There has been no independent appraisal of the value of the assets included in our Parent’s WebMD Health segment, which will be transferred to us as a contribution to capital” on page 31 of the Prospectus.

•	Please discuss conflicts of interest resulting from the fact that your key service provider (your parent) will also be your majority shareholder and the fact that some of your directors and senior executives will, apparently, hold interests in both you and your parent.

The Company notes the Staff’s comment and has revised the Prospectus to include a discussion of risks related to conflicts of interest involving our parent on pages 5 and 6 of the Prospectus under the caption “Summary—Risks and Challenges That We Face.” The Company also respectfully refers the Staff to “Risks Related to Our Relationship With Our Parent—The interests of our Parent may conflict with the interests of our other stockholders” (on page 28 of the Prospectus), “Risks Related to Our Relationship With Our Parent—Some of our directors, officers and employees may have potential conflicts of interest as a result of having positions with, or owning equity interests in, our Parent” (on page 29 of the Prospectus) and “Risks Related to Our Relationship With Our Parent—Following this offering, we will continue to be dependent on our Parent to provide us with many key services for our business” (on page 30 of the Prospectus) for a more detailed discussion of these risks.
•	Please relocate your discussion of the non-arm’s-length nature of the service and other agreements, and the concomitant risk of overpayment or other disadvantageous terms, from page 7 to this section on conflicts of interest and be more specific about the risks to investors.

The Company notes the Staff’s comment and has revised the Prospectus to relocate the discussion of the non-arm’s-length nature of the inter-company agreements to page 6 of the Prospectus under the caption “Summary—Risks and Challenges That We Face” and has included additional disclosure in this section to be more specific about the risks to investors.

•	Please discuss risk related to your parent’s control over and ability to sell its stake in your company, including the risk of a change in control and pricing pressure as a result of future stock sales by your parent.

The Company notes the Staff’s comment and has revised the Prospectus to include a discussion of risks related to our parent’s control over and its ability to sell its stake in the Company on pages 5 and 6 of the Prospectus under the caption “Summary—Risks and Challenges That We Face” (bullet points 2 and 3). The Company also respectfully refers the Staff to “Risks Related to Our Relationship With Our Parent—Provisions in our charter documents and Delaware law may inhibit a takeover, which could adversely affect the value of our Class A common stock” (on page 28 of the Prospectus) and “Risks Related to Ownership of the Class A Common Stock and this Offering—The price of our Class A common stock may be subject to wide fluctuations and may trade below the initial public offering price” (on pages 32 and 33 of the Prospectus).
Risk Factors, page 10
We face significant competition for our products..., page 12
     9. We note your response to prior comment 25. Please revise to discuss with more specificity the risk related to your reliance on actual or potential competitors, such as AOL, for sales or marketing purposes.

     The Company notes the Staff’s comment and has revised the Prospectus to provide the disclosure requested by the Staff. See “Risks Related to Our Operations and Financial Performance—We face significant competition for our products and services” on pages 14—16 of the Prospectus.
If we are unable to provide high quality healthcare content..., page 13
     10. We note your reliance on rights to utilize the ACP and ACS names in the titles of two of your publications. Please be sure to discuss these rights in your section on Intellectual Property on page 78.
     The Company notes the Staff’s comment and has revised the Prospectus to provide the disclosure requested by the Staff. See “Business—Intellectual Property” on page 80 of the Prospectus.
We expect that accounting for employee stock options..., page 14
     11. Please revise the title to make it clear that the impact would be negative.
     The Company notes the Staff’s comment and has revised the title of this risk factor to state that the impact on the Company would be material and adverse. See “Risks Related to Our Operations and Financial Performance—We expect that accounting for employee stock options using the fair value method will have a material adverse impact on our combined consolidated results of operations and earnings per share” on page 17 of the Prospectus.
The ongoing Department of Justice Investigation..., page 24
     12. We note your response to prior comment 32, that your parent intends to indemnify you against liabilities related to the investigation and, as a result, you have not included risk factor analysis if the investigation were to implicate your business. The existence of an indemnification agreement does not eliminate risk. As you note on page 28, in discussing risk related to your prior relationship with your parent, you are exposed to risk where your “Parent cannot or will not make the required payment” under an indemnification agreement. Moreover, as your majority shareholder, claims against your parent could lead your parent to sell off some or all of its stake in you, which could have a negative impact on your share price. Please revise this risk factor to remove mitigating discussion of your parent’s cooperation with investigators (this repeats information found elsewhere) and to include discussion of risk in the event the investigation implicates you or your managers.
     The Company notes the Staff’s comment and has revised the Prospectus to provide for the disclosure requested by the Staff. See “Risks Related to the Legal and Regulatory Environment in Which We Operate—The ongoing Department of Justice investigation of our Parent could have an adverse impact on our company” on page 27 of the Prospectus. The Company has further revised the Prospectus to clarify that the Company’s exposure to the risk of non-payment by our parent pursuant to the release and indemnity agreement to be entered into between the Company and our parent prior to the completion of the offering also relates to the indemnification by our parent of liabilities arising from or based on the Department of Justice investigation of our parent. See “Risks Related to Our Relationship With Our Parent—Our prior and continuing relationship with our Parent exposes us to risks attributable to our Parent’s businesses” on pages 30 and 31 of the Prospectus.
If certain transactions occur with respect to our common..., page 28
     13. Please describe the transactions with specificity.
     The Company notes the Staff’s comments and has revised the Prospectus to disclose with more specificity the transactions that may prevent the Company from utilizing its net operating loss carryforwards and tax credits. See “Risks Related to Our Relationship With Our Parent—If certain transactions occur with respect to our capital stock or our Parent’s capital stock, we may be unable to utilize our net operating loss carryforwards and tax credits to reduce our income taxes” on page 31 of the Prospectus.
If our Parent has taxable income, a portion of our net..., page 28
     14. Please quantify the portion of your tax loss carry forwards that your parent may use before it uses it own and clarify whether this is something your parent must do or simply may do, at it discretion. Also, please clarify whether you may utilize those carry forwards before your parent, in the event that your parent is unable or chooses not to use them itself.
     The Company notes the Staff’s comments and has revised the Prospectus to clarify that the application of U.S. tax law may require our parent to utilize its net operating loss carryforwards prior to utilizing its own net operating loss carryforwards (and, thus, that there is no discretion on the part of our parent). However, the Company is currently unable to determine the amount, if any, of its net operating loss carryforwards that our parent ultimately may utilize, as such determination is dependent on the timing and amount of taxable income that will be earned by the Company and our parent in the future in relation to the timing of the expiration of available net operating loss carryforwards. More specifically, the U.S. tax law generally requires net operating loss carryforwards within a consolidated return group to be used in chronological order based on when the carryforwards will expire (with those first to expire being utilized first), regardless of which member of the consolidated return group generated the net operating loss carryforwards. The Company has revised the Prospectus to disclose that it is unable to forecast the timing and amount of any potential future taxable income for either the Company or our parent and whether the Company or our parent will be able to utilize any net operating loss carryforwards before they expire. See “Risks Related to Our Relationship With Our Parent—Our Parent may use more of our net operating loss carryforwards than we are able to use of its net operating loss carryforwards” on pages 31 and 32 of the Prospectus.

Our Use of Certain Measures of Usage of the WebMD Health Network, page 33
     15. We note your reliance on an internal technology tool to calculate your unique user base. We further note, from Tab B-3, your use of third-party sources of user information. Please discuss any discrepancies between your internal traffic figures and those calculated by third-parties. In this regard, we note that your “key measures report” indicates total unique May 2005 visitors of 15 million. This is significantly less than the “average” 2005 visitors of 23 million indicated on page 1.
     The Company notes the Staff’s comment and, to streamline the disclosure in the Prospectus, the Company has deleted references in the Prospectus discussing the calculation of traffic by third parties. However, the Company revised the Prospectus to disclose that third party services that measure usage of Internet sites may provide different statistics than those reported by The WebMD Health Network’s internal weblog reporting. See page 10 of the Prospectus.
MD&A, page 39
Introduction, page 39
Acquisitions, page 41
     16. We note your response to prior comment 39. Please describe the revenue thresholds for HealthShare and the page view thresholds for MedicineNet and Rxlist. Please indicate whether any of your acquisitions have failed to meet a contingent payment threshold and, if so, why.
     The Company is supplementally providing to the Staff the revenue thresholds relating to its acquisition of HealthShare Technology, Inc., as well as the page view thresholds relating to its acquisitions of MedicineNet and Rxlist, LLC. Please note that the Company is seeking confidential treatment under the Freedom of Information Act for all such information.
     The first contingent payment threshold measurement period for HealthShare Technology, Inc. relates to the calendar year 2005, which has yet to expire. Similarly, the first contingent payment threshold measurement period for MedicineNet relates to calendar year 2005 and the relevant measurement period for RxList relates to page views during each of the three-month periods ending December 31, 2005 and 2006, none of which have expired. As such, the Company is unable, at the present time, to determine whether it will be required to make any contingency payments relating to the Healthshare, MedicineNet and RxList acquisitions.
     The Little Blue Book achieved certain financial milestones that required the Company to make contingent payments pursuant to The Little Blue Book acquisition agreement. These contingent payments were based on the Company achieving certain financial milestones during 2003 and 2004.

Transactions with Our Parent, page 43
     17. Please discuss whether your parent anticipates profiting from fees paid to it by you. Also, please estimate what these fees would have amounted to in past periods, based on your historical financials and the structure of your services agreement, in order to give investors some idea of what they will be going forward.
     The Company notes the Staff’s comment and respectfully advises the Staff that the structure of the Services Agreement to be entered into with our parent prior to the completion of the initial public offering is structured in a manner that approximates the costs and expenses relating to such services that were attributed to the Company historically. The Company estimates that the fees attributable to our parent for such services in prior periods would not have been materially different if calculated under the Services Agreement because the allocation methodology that was used to calculate such fees was a basis for the Services Agreement itself. Our parent does not intend to profit from the fees that the Company will pay to it pursuant to the Services Agreement. In response to the Staff’s comment, the Company has revised the Prospectus to include additional information regarding the expense allocations pursuant to the Services Agreement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Transactions with Our Parent” in the last bullet point on page 45 of the Prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transactions with Our Parent” on page 46 of the Prospectus.
Three months ended March 31, 2005 and March 31, 2004, page 47
     18. Please include a discussion of your total costs and expenses as a percentage of revenue, as you have on pages 49 and 50, and please quantify those percentages in each instance to increase the transparency of your discussion. It appears that this ratio has gone up significantly from 2004. Discuss what this suggests about the cost of incremental revenue in the current period and discuss the trend going forward.
     The Company notes the Staff’s comment and has revised the Prospectus to include a discussion of the Company’s total costs and expenses as a percentage of revenue and has quantified those percentages in each instance. In addition, the Company has revised the Prospectus to include a discussion of the cost of incremental revenue in the current period and a discussion of the trend going forward. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” on pages 48—53 of the Prospectus.
Sales and Marketing, page 48
     19. We note that most of the decrease in sales and marketing expenses in this period was attributable to the fact that you have fully amortized costs associated with your AOL agreement. As this is a one-time adjustment, please discuss whether you expect sales and marketing expenses to increase in future periods.

     The Company notes the Staff’s comment and has revised the Prospectus to include a discussion of whether the Company expects sales and marketing expenses to increase in future periods. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Six Months ended June 30, 2005 and June 30, 2004” on pages 50 and 51 of the Prospectus.
Liquidity and Capital Resources, page 53
     20. On page 55, please be more specific about the sufficiency of your cash resources than simply stating that they are adequate for the “foreseeable future.”
     The Company notes the Staff’s comment and has revised the Prospectus to provide a more specific time period during which it expects its cash resources to be adequate to meet its contractual commitments, anticipated working capital and anticipated capital expenditure requirements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 58 of the Prospectus.
     21. We note from Section 1.5 of Exhibit 10.35 and Sections 1 and 3 of Exhibit 10.37 that you have made commitments to AOL to purchase in-kind advertising for its use. Please revise you discussion of liquidity to discuss these commitments and tell us whether they are reflected in your table of contractual commitments.
     The Company notes the Staff’s comment and has revised the Prospectus to include a discussion of these commitments. See the last paragraph on page 57 of the Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
Business, page 57
Our Strategy, page 61
Acquiring complementary online and offline services, page 62
     22. We note that you gauge the success of an acquisition by increases in its revenue. Please explain how this comports with your disclosure on page 48, where you state that you only track revenue related to individual acquisitions for 12 months from the closing date.
     The Company notes the Staff’s comment and respectfully advises the staff that the Company gauges the success of each of its acquisitions by using many factors, including growth in revenue or growth in Web site traffic, or both, as well as the ability to utilize the assets of the acquired businesses. With certain acquisitions, the Company is able to track revenues beyond a period of 12 months, which is often the case when the Company acquires a product or revenue stream that did not previously exist. While the Company is able to track revenues beyond a 12-month period in these cases, the Company has not disclosed this information in its MD&A discussion in the Prospectus. The decision to limit acquired revenue growth disclosure beyond the 12-month period of acquisition is based on the fact that once 12 months have elapsed, prior period results are comparable to current period results for purposes of our MD&A discussion. Accordingly, the Company does not believe disclosure beyond 12 months provides meaningful additional information to investors.
Strategic Relationships, page 75
AOL Relationship, page 75
     23. Please explain briefly why you believe revenues under the agreement are not meeting the minimum guarantee and by how much they have fallen short in past periods.
     The Company notes the Staff’s comment and supplementally advises the Staff that it believes that the revenue guarantees under the Interactive Services Agreement between America Online, Inc. and WebMD Corporation, as amended, were not met because the guarantees were negotiated based on each party’s estimated network traffic as of the date of the Agreement. Since that time, AOL’s percentage share of network traffic has declined as a percentage of the The WebMD Health Network. The Company’s revenue related to the guarantee is disclosed in the fifth paragraph on page 77 of the Prospectus.
Fidelity Human Resources Services Company, LLC, page 75
     24. Please attach the relevant agreements as exhibits to your registration statement.
     The Company notes the Staff’s comment and advises the Staff that it has filed a copy of the agreement relating to the Company’s relationship with Fidelity Human Resources Services Company, LLC, as Exhibit 10.42 to Amendment No. 2. The Company has separately applied for confidential treatment of certain portions of the Fidelity agreement pursuant to Rule 406 of the Securities Act of 1933.
Management, page 88
Directors and Executive Officers, page 88
Anthony Vuolo, page 88
     25. Please indicate who each of your directors are. Also, please indicate what portion of time you expect Mr. Vuolo to devote to your parent and in what capacity.
     The Company notes the Staff’s comment and supplementally advises the Staff that it is in the process of finalizing its board composition and, accordingly, will indicate the identify each of its directors in a future amendment to the Registration Statement. The Company has revised its Prospectus to clarify the portion of time and the capacity in which Mr. Vuolo will devote his services to our parent. See the last paragraph on page 92 of the Prospectus under the caption “Management.”

* * * * * * *
     Thank you for your prompt attention to the Company’s responses to the Staff’s comments. If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7325.

Very truly yours,
/s/ Stephen T. Giove

Stephen T. Giove

cc:
Anthony Vuolo,
     Executive Vice President and Chief Financial Officer of WebMD Health Corp.
Douglas W. Wamsley,
     Executive Vice President, General Counsel and Secretary of WebMD Health Corp.
Charles A. Mele,
     Executive Vice President, General Counsel and Secretary of Emdeon Corporation